EXHIBIT 1A-12

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

(727) 471-0444

Reply to:

cjh@huntlawgrp.com

March 5, 2020

Richard K. Pertile, CEO

Acacia Diversified Holdings, Inc.

13575 58th Street North

Clearwater, FL 33760

Re:	Opinion to be included with a Form 1-A Offering Circular filed by Acacia Diversified Holdings, Inc., a Texas corporation

Dear Mr. Pertile,

This opinion is provided pursuant to Item 17.12 of Form 1-A regarding the proposed offering of Acacia Diversified Holdings, Inc., a Texas corporation (the “Company”) of up to 75,000,000 shares of the Company’s Common Stock. The Company is offering, on a best-efforts, self-underwritten basis, a number of shares between a maximum of 75,000,000 shares of its Common Stock at a fixed price of $0.04 per share or a maximum of 12,000,000 shares of its Common Stock at a fixed price of $0.25 per share.

For purposes of rendering this opinion, I have examined the Offering Statement, the Company’s Certificate of Incorporation and all Amendments thereto, the Company’s Bylaws, the Exhibits attached to the Offering Statement, and such other documents and matters of law as I have deemed necessary for the expression of the opinion herein contained. For the purposes of such examination, I have assumed the genuineness of all signatures on original documents and the conformity to original documents of all copies submitted. I have relied, without independent investigation, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

On the basis of and in reliance upon the foregoing examination and assumptions, I am of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore (not less than par value) and in accordance with the Offering Statement and the provisions of the Subscription Agreements, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non-assessable.

I express no opinion as to the laws of any state or jurisdiction other than the laws of the State of Texas, as currently in effect and the federal laws of the United States.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to my law firm under the caption “Legal Matters” in the Offering Circular constituting a part of the Offering Statement. This opinion is for your benefit in connection with the Offering Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. In giving this consent, I do not admit that my law firm is in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely,

LAW OFFICE OF CLIFFORD J. HUNT, P.A.

/s/: Clifford J. Hunt